BrainScanology Inc

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-508,909.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Chase Credit Card *1428	0.00
Direct Deposit Payable	0.00
Loan Payable - South Africa Project	45,000.00
Payroll Liabilities:CA PIT / SDI	992.93
Payroll Liabilities:CA SUI / ETT	735.00
Payroll Liabilities:Federal Taxes (941/944)	12,683.09
Payroll Liabilities:Federal Unemployment (940)	126.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**59,537.02**
Net cash provided by operating activities	**$ -449,372.00**
INVESTING ACTIVITIES	
Patent	-22,460.20
Patent:Accumulated Amortization	686.00
Net cash provided by investing activities	**$ -21,774.20**
FINANCING ACTIVITIES	
Venture Capital	842,741.38
Common Stock	1,000.00
Net cash provided by financing activities	**$843,741.38**
NET CASH INCREASE FOR PERIOD	$372,595.18
CASH AT END OF PERIOD	$372,595.18